

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2009

Mr. Brian R. McDonald
Chief Financial Officer
Advanced Analogic Technologies Incorporated
3230 Scott Boulevard
Santa Clara, CA 95054

      Re: Advanced Analogic Technologies Incorporated
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 26, 2008
              File No. 000-51349

Dear Mr. McDonald:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Item 1A. Risk Factors

We may be unsuccessful in developing and selling new products…, page 22

1.	We note your disclosure here and on page 28 of your Form 10-Q for the period
	ended June 30, 2009 that you introduced approximately 70 new products in 2008
	but that many of them have not yet been adopted by your customers. We also
	note the disclosure on page 7 of your Form 10-K that you released 25 new
	products in 2008 that utilized your newly invented and patented ModularBCD
	process. In your future filings, as applicable, please address the reasons, if
	known, why many of your new products are not achieving market acceptance.
	Also, as applicable, please address the market acceptance of your new products
	that utilize the ModularBCD process.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Goodwill, page 42

2.	You disclose that you assess goodwill for impairment at the entity level because
	you have one reporting unit. You also disclose that the fair value of your
	reporting unit was determined by a combination of the income or discounted cash
	flows approach and the market approach using comparable company data. To
	assist us in our review of your disclosure, please tell us and address the following
	in future filings:

	• Provide a description of each of the three models applied, including a
	  description of the significant inputs for each of the models.
	• As you apparently utilize multiple approaches, please describe how the
	  models differ, the assumed benefits of a valuation prepared under each model,
	  the weighting of each model and the basis for management's conclusion that
	  the models are the most appropriate in your specific circumstances.
	• Please describe any significant changes in methods and key assumptions
	  during the periods presented in your filing, including a description of the
	  reasons for and impact of those changes.
	• Describe how current the current economic environment has affected your
	  visibility with respect to the models and key assumptions.
	• Identify and describe how you arrive at key assumptions for each of the
	  models. In that regard, please identify projection periods, growth assumptions,
	  discount rates and any other key drivers of your techniques. As estimates of

> future cash flows are inherently uncertain, please describe how you estimate future cash flows for impairment testing purposes.
> * Clarify how you identified comparable companies and the basis for your selections.
> * Provide a sensitivity analysis to address the potential impact of reasonably possible changes in assumptions.

3.   As you assess goodwill at the entity level, please tell us how the fair value of your business using the quoted market price of your common shares is considered in your evaluation. If your assessment does not include an evaluation utilizing the quoted market price of your common shares, please explain to us why you believe exclusion is appropriate in your circumstances. Please refer to FASB ASC 350-20-35-22 and 23 (SFAS 142, paragraph 23). As appropriate, please provide clarifying disclosure in future filings.

4.   If you included a control premium in a goodwill impairment evaluation utilizing the quoted market price of your common shares, please tell us how you determined that control premium and why you believe the assumed premium is appropriate in your circumstances. As appropriate, please provide clarifying disclosure in future filings.

Item 8. Financial Statements

Note 1. Business and Significant Accounting Policies, page 61

Goodwill and Intangible Assets, page 63

5.   In future filings please expand the accounting policy disclosure to provide a description of the basic provisions of the second step of the goodwill impairment evaluation model. That is, clarify the process involved in measuring an impairment loss under step two of the model.

6.   You disclose that you engaged an independent valuation firm to assist with the testing of the carrying amount of goodwill. Please tell us the nature and extent of the third-party's involvement in your decision-making process associated with the impairment evaluation. While you (management) may elect to take full responsibility for valuations used in the assessment of goodwill for impairment, if you choose to continue to refer to the expert, you may need to name the expert in future filings and include their consent as an exhibit to any registration statement that includes or incorporates this disclosure in compliance with Securities Act Rule 436. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 13. Litigation, page 86

7. You disclose that you expect to incur significant legal expenses with respect to the on-going patent infringement matter. Where material, in future filings please provide accounting policy disclosure with respect to legal costs expected to be incurred in connection with loss contingencies. Please refer to FASB ASC 450-20-S99-2 (EITF D-77).

8. As a related matter, please tell us whether you have an accrual for the patent litigation matter. If so, please describe your consideration of FASB ASC 450-20-50-1 (SFAS 5, paragraph 9) in assessing whether you should disclose the amount accrued. If no amount is accrued, please tell us how you considered the disclosure guidance from FASB ASC 450-20-50-3 and 4 (SFAS 5, paragraph 10). In that regard, if there is a reasonable possibility that a loss has been incurred future filings should indicate a potential range of loss or indicate that an estimate cannot be made.

Item 11. Executive Compensation, page 93

9. We refer to your disclosure under the caption "Annual Incentive Bonuses" on page 26 of the proxy statement that you have incorporated by reference into your Form 10-K. We note your disclosure that the board sets bonus targets based upon company goals and the contribution of each individual named executive officer. We do not see, however, a quantitative discussion of these goals, including the revenue and profitability targets you reference. In future filings, please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

10. We refer to your disclosure under the caption "Long-Term Stock Option Incentives" on page 27 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the 2008 stock option grants were determined. More specifically, you do not disclose how the board applied the "reviewing factors" to each named executive officer, including the individual performance of each officer, his anticipated future contribution and the number of unvested options held at the time of the grant. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock

> option grant determinations with respect to each named executive officer and how and why those awards varied among the named executive officers. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.

Form 10-Q for the period ended June 30, 2009

11.   We note your disclosure on page 25 that your management, including your Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 8-K dated September 13, 2009

12.   We note that you will be restating your financial statements as a result of an error in the accounting for stock-based compensation. Please note that we may have comment on that filing once it is received in EDGAR.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd at (202) 551-3605 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney